UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HUYA Inc.

(Name of Issuer)

Class A Ordinary Shares, par value, $0.0001 per share

(Title of Class of Securities)

44852D108**

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 44852D108 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “HUYA.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 2 of 6 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on April 10, 2020, (as amended to date, the “Schedule 13D”), relating to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and American depositary shares, each representing one Class A Ordinary Share (“HUYA ADSs”), of HUYA Inc., a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 4, 2020, Linen Investment Limited (“Linen Investment”) purchased 30,000,000 Class B Ordinary Shares of the Issuer from JOYY Inc. for aggregate consideration of US$810,000,000. Also on September 4, 2020, Linen Investment purchased 1,000,000 Class B Ordinary Shares of the Issuer from Mr. Rongjie Dong, the CEO of the Issuer (“Mr. Dong”) for aggregate consideration of US$27,000,000.

The Reporting Persons financed the purchase of the Ordinary Shares with their cash on hand.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Agreement

On October 12, 2020, the Issuer, Tiger Company Ltd., a direct wholly owned subsidiary of the Issuer (“Merger Sub”), DouYu International Holdings Limited (“DouYu”), and, solely for the limited purposes set forth therein, Nectarine Investment Limited (“Nectarine”), a wholly owned subsidiary of Tencent Holdings Limited, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into DouYu (the “Merger”), with DouYu surviving the Merger as a direct, wholly owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of certain conditions therein, at the effective time of the Merger (the “Effective Time”):

•

each ordinary share, par value US$0.0001 per share, of DouYu (the “DouYu Shares”) issued and outstanding immediately prior to the Effective Time (other than the DouYu Shares represented by American depositary shares, each representing 1/10 of a DouYu Share (the “DouYu ADSs”), the Excluded Shares and any Purported Dissenters Shares, each as defined in the Merger Agreement) will be cancelled in exchange for the right to receive 7.30 (the “Exchange Ratio”) validly issued, fully paid, non-assessable Class A Ordinary Shares.

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 3 of 6 pages

•

Each DouYu ADS issued and outstanding immediately prior to the Effective Time, together with the DouYu Shares represented by such DouYu ADSs, will be cancelled in exchange for the right, at the direction of DouYu’s depositary bank, to receive 0.730 HUYA ADSs.

•

Each DouYu RSU Award (as defined in the Merger Agreement) that is outstanding and unvested immediately prior to the Effective Time shall be assumed by the Issuer and converted into a restricted share unit award (an “Assumed RSU Award”) with respect to a number of Class A Ordinary Shares equal to the product obtained by multiplying (i) the applicable number of DouYu Shares subject to such DouYu RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded to the nearest whole share. Subject to certain limited exceptions, each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding DouYu RSU Award immediately prior to the Effective Time.

•

Each DouYu RSU Award that is outstanding and vested immediately prior to the Effective Time shall be cancelled in exchange for the right to receive a number of Class A Ordinary Shares equal to the product obtained by multiplying (i) the applicable number of DouYu Shares subject to such DouYu RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded to the nearest whole share.

The Merger Agreement contains customary representations and warranties, and each party has agreed to certain customary covenants, including, among others, covenants relating to (i) the conduct of the respective businesses during the interim period between the execution of the Merger Agreement and the Effective Time and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated. In addition, the Merger Agreement includes a covenant pursuant to which Nectarine has agreed to vote, cause to be voted, or provide a written consent with respect to all of its DouYu Shares (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and any related action required in furtherance thereof, (ii) against any transaction, proposal, agreement or action made in opposition to the authorization and approval of the Merger Agreement, the plan of merger substantially in the form included in the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, or in competition or inconsistent with the transactions contemplated by the Merger Agreement, including the Merger, (iii) against any other action, agreement or transaction which could reasonably be expected to (A) materially impede, frustrate, prevent, nullify, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement, including the Merger, (B) result in a breach of any representation, warranty, covenant or any other obligation or agreement by DouYu under the Merger Agreement, or (C) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled, (iv) in favor of any adjournment or postponement of the special meeting of the DouYu shareholders at which any of the matters described in clauses (i) through (iii) is to be considered as may be reasonably requested by the Issuer and (v) in favor of any other matter necessary to effect the transactions contemplated by the Merger Agreement, including the Merger.

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The Merger, which is currently expected to close during the first half of 2021, is subject to customary closing conditions, including, among others: (i) approval of the Merger Agreement and the Merger by an affirmative vote of holders of the DouYu Shares representing at least two-thirds of the voting power of the DouYu Shares present and voting in person or by proxy as a single class at a meeting of DouYu’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger; (ii) there being no final and non-appealable order, judgement or injunction permanently enjoining or prohibiting consummation of the transactions contemplated under the Merger Agreement, or imposing a Non-Required Remedy (as defined in the Merger Agreement); (iii) the effectiveness of a registration statement on Form F-4, and no stop order suspending the effectiveness of such registration statement, relating to the issuance of Class A Ordinary Shares pursuant to the Merger Agreement; (iv) approval for listing on the New York Stock Exchange of the HUYA ADSs issuable pursuant to the Merger Agreement; (v) subject to specified materiality standards, the accuracy of certain representations and warranties of the Issuer, Merger Sub and DouYu contained in the Merger Agreement; (vi) compliance by the Issuer, Merger Sub and DouYu in all material respects with their respective covenants in the Merger Agreement required to be complied with by it prior to the closing of the Merger; and (vii) the absence of any material adverse effect with respect to HUYA and DouYu.

Share Transfer Agreement

On October 12, 2020, Linen Investment entered into a share transfer agreement (the “Share Transfer Agreement”) with All Worth Limited, a British Virgin Islands company controlled by Mr. Dong (“All Worth”), and Oriental Luck International Limited, a British Virgin Islands company controlled by Mr. Dong (“Oriental Luck”), pursuant to which All Worth and Oriental Luck have agreed to sell to Linen Investment in aggregate 1,970,804 Class B Ordinary Shares of the Issuer for an aggregate purchase price of approximately US$53,200,000 (the “Share Transfer”), provided that the Henry Closing Dividend (as defined in the Merger Agreement) on any of these 1,970,804 Class B Ordinary Shares will belong to and be remitted to All Worth or Oriental Luck, as applicable. The transfer under the Share Transfer Agreement will be consummated immediately before the closing of the Merger or, upon the waiver by Linen Investment of the requirement that all closing conditions under the Merger Agreement shall have been satisfied or waived prior to the closing of the Share Transfer, on an earlier day as mutually agreed in writing by Linen Investment and Mr. Dong.

The foregoing descriptions of the Merger Agreement and the Share Transfer Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are attached hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

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The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

In addition, to support the Merger, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore: sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

(c)    Except as described in Item 4 above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Related Persons, has effected any transactions in the Class A Ordinary Shares since the most recent filing on Schedule 13D.

Item 6.	Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Merger Agreement and the Share Transfer Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

9	Merger Agreement, dated October 12, 2020, by and among HUYA Inc., Tiger Company Ltd., DouYu International Holdings Limited and, solely for the limited purposes set forth therein, Nectarine Investment Limited (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by DouYu International Holdings Limited with the SEC on October 14, 2020)

10	Share Transfer Agreement, dated October 12, 2020, by and between Linen Investment Limited, All Worth Limited and Oriental Luck International Limited

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

LINEN INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director